SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34901; 812-15425

Total Fund Solution and Cromwell Investment Advisors, LLC

April 26, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants (as defined below) to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisers.

Applicants: Total Fund Solution and Cromwell Investment Advisors, LLC.

Filing Dates: The application was filed on January 20, 2023, and amended on March 30, 2023 and April 17, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 22, 2023, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Fabio Battaglia, III,

fbattaglia@stradley.com and Elaine E. Richards, elaine.richards@usbank.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at

(202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' amended and restated application, dated April 17, 2023,

which may be obtained via the Commission's website by searching for the file number at the top

of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

  For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood
Assistant Secretary